Exhibit 99.1

For Immediate Release

January 17, 2008

DRAXIS Previews Earnings for Fourth Quarter
and Year End 2007

MONTREAL, QUEBEC January 17, 2008 — DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) currently estimates that net earnings for the fourth quarter ended December 31, 2007 will be approximately a loss of 1 cent per share. The Company further estimates that net earnings per share for the 2007 fiscal year will be 4 cents. In addition, net operating cash flows for the year ended December 31, 2007 are expected to be approximately $13 million. All amounts are expressed in U.S. dollars. These amounts are unaudited and subject to final adjustments, if necessary.

Net earnings for the fourth quarter of 2007 improved 4 cents over the third quarter of 2007, excluding severance charges in both quarters.

Results for the fourth quarter of 2007 were impacted by the slowdown in the nuclear medicine industry during December related to a shortage of medical isotopes.  Results were also impacted by changes made by DRAXIS Pharma customers to their shipping schedules and the timing of product demand.  In addition, DRAXIS rescheduled certain revenue producing service activities into 2008.

Results for the fourth quarter include one-time severance expenses related to decisions to reduce corporate overheads, including closing the Company’s offices in Mississauga, Ontario early in 2008.  Severance expenses in the fourth quarter of 2007 resulted in a charge to net earnings of approximately 3 cents per share as previously disclosed.  Accordingly, net earnings per share, excluding severances, amounted to positive net earnings of 2 cents per share for the quarter.

DRAXIS is scheduled to report results for the fourth quarter and year end before the opening of trading on Thursday, February 7, 2008. A conference call with management to discuss the fourth quarter results and operating activities is scheduled for 10:00 AM (ET) on that date.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “Outlook” in the Company’s MD&A for the most recent quarter; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at January 16, 2008.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc. Jerry Ormiston, Executive Director, Investor Relations Tel: 877-441-1984